CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Platinum Group Metals Ltd. (the “Company”) for the fiscal year ended August 31, 2015 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are incorporated by reference therein.

The undersigned hereby consents to the references to, and the information derived from, the report titled “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa,” dated effective July 15, 2015, and to the references, as applicable, to the undersigned’s name included in or incorporated by reference in the 40-F, the AIF and the MD&A.

/s/ Gordon Cunningham
Gordon Cunningham
Date: November 24, 2015